Exhibit 21.1

Subsidiaries of the Registrant, as of December 31, 2011

Subsidiary	Jurisdiction of Organization

AMN Allied Services, LLC	Delaware

AMN Healthcare, Inc.	Nevada

AMN Healthcare Allied, Inc.	Texas

AMN Services, LLC	North Carolina

AMN Staffing Services, LLC	Delaware

B.C.P., Inc.	Hawaii

Linde Health Care Staffing, Inc.	Missouri

Merritt, Hawkins & Associates	California

National Healthcare Staffing, LLC	Florida

NF Services, Inc.	New York

Nursefinders, LLC	Texas

Pharmacy Choice, Inc.	Colorado

RN Demand, Inc.	Texas

Rx Pro Health, Inc.	Colorado

Staff Care, Inc.	Delaware

The MHA Group, Inc.	Texas

O’Grady-Peyton International (USA), Inc.	Massachusetts

O’Grady-Peyton International (Australia) (Pty), Inc.	Australia

O’Grady Peyton International Recruitment U.K. Limited	United Kingdom

O’Grady Peyton International (SA) (Proprietary) Limited	South Africa

O’Grady-Peyton International (Europe) Limited	United Kingdom

O’Grady Peyton International (India) Private Limited	India